June 22, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attn:	Jeff Kauten

Re:	Kaleyra, Inc.

Registration Statement on Form S-1

Filed June 8, 2020

File No. 333-239001

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Kaleyra, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:30 p.m., Eastern Time, on Wednesday, June 24, 2020, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please contact Jeffrey C. Selman of DLA Piper LLP (US) at (415) 615-6095, or his colleague, Benjamin G. Griebe, at (650) 833-2209 with any questions or comments. Thank you for your assistance with this filing.

Very truly yours,

Kaleyra, Inc.

By:	/s/ Dario Calogero
Name:	Dario Calogero
Title:	Chief Executive Officer